 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File No. 001-38145

Auryn Resources Inc.
(Translation of registrant's name into English)

Suite 600, 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
 Form 20-F  [  ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

 SUBMITTED HEREWITH

Exhibits

99.1
Press Release- Auryn to Acquire Eastmain Resources and Spin Out Peruvian Assets

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURYN RESOURCES INC.

Date: July 29, 2020	By:	/s/ Elizabeth Senez
Elizabeth Senez
Interim Chief Financial Officer